

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Drew A. Moyer
Interim Chief Executive Officer and Chief Financial Officer
Pulse Electronics Corporation
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

> **Re:** **Pulse Electronics Corporation**
> **Form 10-K for the Fiscal Year Ended December 25, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for the Quarter Ended October 1, 2010**
> **File No. 001-05375**

Dear Mr. Moyer:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 25, 2009

Item 15. Exhibits and Financial Statement Schedule, page 41

Note 1. Summary of Significant Accounting Policies, page 47

1.   Please revise future filings to clearly disclose your fiscal year.

Note 8. Income Taxes, page 59

2.   We note here and from your October 1, 2010 Form 10-Q that that you present a net deferred income tax asset of $25.4 million and $30.8 million as of December 25, 2009 and October 1, 2010, respectively. You state that you believe it is more likely than not that sufficient taxable income will be generated in the foreseeable future to realize the net deferred tax assets due to your history of taxable income, your projection of future earnings and your ability to repatriate earnings. Giving specific consideration to negative evidence such as cumulative losses in recent years and during the nine months ended October1, 2010, please explain to us in more detail why you believe that it is more likely than not that all of the deferred tax assets will be realized. Refer to the guidance provided in paragraphs 740-10-30-5 and 740-10-30-18 through 740-10-30-23 of the FASB Accounting Standards Codification.

3.   We note your disclosure that you have not provided for U.S. federal and state income and foreign withholding taxes on your non-U.S. continuing operations subsidiaries' undistributed earnings. Please explain to us how your accounting complies with paragraph 740-30-25-3 of the FASB Accounting Standards Codification. In this regard, to the extent that you believe you qualify for the exception outlined in paragraph 740-30-25-17 of the FASB Accounting Standards Codification, please explain to us your basis for this conclusion in light of your disclosure in the preceding paragraph that in part because of your ability to repatriate earnings, you believe it is more likely than not that sufficient taxable income will be generated to realize the net deferred tax assets.

Note 19. Segment and Geographical Information, page 72

4.   We note your disclosures here that you have one reportable segment due to reporting your Electrical segment as a discontinued operation as of December 31, 2009. Please tell us the number of operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification. To the extent that your single reportable segment results from the aggregation of two or more operating segments, explain how aggregation is consistent with paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

5.   We note that you design and manufacture components and modules in three primary product groups. Please revise future filings to provide the disclosures of revenues by product group as required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief